Exhibit 21
SPHERIS INC.
Subsidiaries
Spheris Inc. conducts its operations through its direct and indirect wholly owned subsidiaries:
1.	Spheris Operations LLC

2.	Spheris Leasing LLC

3.	Spheris Canada Inc.

4.	Spheris, India Private Limited

5.	Vianeta Communications